Exhibit 99.1

News Release
NYSE, TSX: NTR

March 8, 2022

Nutrien Releases 2022 ESG Report

This International Women’s Day, the company also launched a US$500,000 Inclusion Challenge with Radicle Growth for Women and Black, Indigenous & People of Color (BIPOC) agri-tech entrepreneurs

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) released today its 2022 Environment, Social and Governance (ESG) Report. The report captures a year of focused action in the pursuit of Nutrien’s 2030 sustainability commitments and supporting initiatives. Related information regarding Nutrien’s ESG governance, risk management, strategic opportunities and performance are also outlined within this report.

Mark Thompson, Executive Vice President, Chief Strategy and Sustainability Officer said, “In 2021, we accelerated our efforts to help address the world’s food security needs and sustainably feed a growing global population, with a view to strengthening long-term viability for Nutrien and our stakeholders. Our 2022 ESG Report demonstrates the significant company-wide efforts we’re making to play a leadership role in building the resilience of our global food system and advance the necessary pathways to support a sustainable future for agriculture and our planet.”

Highlights from the 2022 ESG Report include:

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Continued improvement in overall ESG research ratings, establishing Nutrien as a top sector performer, including a #1 ranking by Vigeo Eiris/Moody’s ESG Solutions in the Chemicals North America sector.

•	Approved US$50 million in investments for Scope 1 emissions reduction projects that are expected to reduce CO2 equivalent emissions by 1 million tonnes by the end of 2023.

•	Record Total Recordable Injury Frequency performance in alignment with Nutrien’s core value of safety.

•	Intensity declines across total Scope1 and 2 emissions, energy and freshwater consumption measures.

•	Strong grower interest in Nutrien’s Carbon Program, resulting in approximately 225,000 pilot acres enabled across North America in 2021.

•	Signed collaboration agreements to advance low- and zero-carbon ammonia development, including a low-carbon, ammonia-fueled vessel and a pilot-scale green ammonia plant.

•	Taught more than one million youth about sustainable agriculture through Nutrien’s sponsorship of education programs.

•	Partnered with Radicle Growth for an Inclusion Challenge to support Women and Black, Indigenous and People of Color (BIPOC) agri-tech entrepreneurs (details below).

Nutrien is committed to ESG reporting best practices. For its 2022 ESG Report, Nutrien has incorporated certain recommendations from the Task Force on Climate-Related Financial Disclosures that provide valuable insight into its climate-impact and long-term resiliency. Nutrien’s ESG report is also informed by best practices from the World Business Council for Sustainable Development ESG Disclosure Handbook and metrics from the Sustainability Accounting Standards Board.

To view Nutrien’s 2022 ESG Report, please click here.

Radicle Inclusion Challenge presented by Nutrien

Nutrien also announced today details of an industry-first Inclusion Challenge aimed at bringing investment and awareness to groups that have historically been underrepresented in agriculture, including, Women and BIPOC entrepreneurs face when attaining early-stage capital. Hosted in partnership with Radicle Growth, a company-building platform for early-stage agriculture and food technologies, the effort will focus on catalyzing actions within the agri-tech sector to increase the level of support provided to these historically underrepresented groups.

The Radicle Inclusion Challenge Presented by Nutrien will award two organizations committed to advancing women or BIPOC in the agriculture startup space with a US$250,000 investment. Winners will represent the two best agri-tech ideas or companies, as selected by a panel of industry experts and Nutrien leaders at a one-day pitch event this fall. Along with a monetary investment and mentoring opportunities from Nutrien experts, winning organizations will gain access to Radicle’s unique platform which provides operational services and other strategic partnerships valuable for entrepreneurs looking to take their ideas to the next level.

Candace Laing, Vice President, Sustainability and Stakeholder Relations, said, “The purpose of this challenge is to provide equality of opportunity to those startups in the agri-tech sector that have been previously underrepresented, resulting in difficulty attracting the capital, mentorship and resources they need to be successful. This is a clear demonstration of Nutrien’s commitment to increase participation of historically underrepresented groups in agriculture. Our hope is that we can start a movement that shines light on the important work that has previously gone unsupported.”

Kirk Haney, Managing Partner with Radicle Growth, said, “We’re excited about this first-of-its-kind initiative in the agri-tech industry and are pleased that Nutrien stepped-up to lead it alongside us. Radicle Growth has seen first-hand the challenges faced by female and BIPOC entrepreneurs, and we hope this effort will play a role in levelling the playing field, offering opportunities many of these organizations otherwise may not have had.”

Interested organizations can learn more and register for updates here.

Forward-Looking Statements

Certain statements and other information included in this news release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Such statements include, but are not limited to: Nutrien’s sustainability, climate change and ESG plans, initiatives and strategies, and Nutrien’s ESG commitments and ESG targets and its expectations regarding achievement thereof. Forward looking statements in this news release are based on certain key expectations and assumptions made by Nutrien, many of which are outside of our control. Although Nutrien believes that the expectations and assumptions on which such forward looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Forward looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this news release.

For additional information on the assumptions made, and the risks and uncertainties that could cause actual results to differ from the anticipated results, refer to the 2022 ESG Report, Feeding the Future Plan, as well as the 2021 Annual Report dated February 17, 2022 and the Annual Information Form dated February 17, 2022 for the year ended December 31, 2021, filed under Nutrien’s profile on SEDAR at www.sedar.com and with the and the Securities and Exchange Commission in the US at www.sec.gov.

The forward-looking statements in this news release are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this news release, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute approximately 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

About Radicle Growth

Radicle Growth selects innovative, early-stage companies for investment, ensuring that disruptive ag tech & food tech companies reach their full potential. In addition to providing seed-stage capital, Radicle Growth provides a fertile environment for visionaries in the ag and food space to flourish. Their proprietary platform is one of a kind in the ag and food industry, filling a huge void in the market by identifying the most innovative technologies and accelerating them with a range of value-creation initiatives. To connect and learn more about Radicle Growth follow us on LinkedIn, Twitter and Instagram.

FOR FURTHER INFORMATION:

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

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